Filed Pursuant to Rule 433

Registration Statement No. 333-271708

Pricing Term Sheet

BROWN & BROWN, INC.

Pricing Term Sheet

Issuer:	Brown & Brown, Inc.

Expected Ratings/Outlook (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB (Stable)

Securities:

4.600% Senior Notes due 2026 (the “2026 Notes”)

4.700% Senior Notes due 2028 (the “2028 Notes”)

4.900% Senior Notes due 2030 (the “2030 Notes”)

5.250% Senior Notes due 2032 (the “2032 Notes”)

5.550% Senior Notes due 2035 (the “2035 Notes”)

6.250% Senior Notes due 2055 (the “2055 Notes”)

Legal Format:	SEC Registered

Trade Date:	June 11, 2025

Settlement Date**:	June 23, 2025 (T+7)

Maturity Date:	December 23, 2026 (2026 Notes) June 23, 2028 (2028 Notes) June 23, 2030 (2030 Notes) June 23, 2032 (2032 Notes) June 23, 2035 (2035 Notes) June 23, 2055 (2055 Notes)

Principal Amount:	$400,000,000 (2026 Notes) $500,000,000 (2028 Notes) $800,000,000 (2030 Notes) $500,000,000 (2032 Notes) $1,000,000,000 (2035 Notes) $1,000,000,000 (2055 Notes)

Price to Public:

99.994% of Principal Amount (2026 Notes)

99.928% of Principal Amount (2028 Notes)

99.829% of Principal Amount (2030 Notes)

99.838% of Principal Amount (2032 Notes)

99.697% of Principal Amount (2035 Notes)

99.758% of Principal Amount (2055 Notes)

Net Proceeds to Issuer (before offering expenses):	$4,167,288,000

Spread to Treasury Benchmark:	+65 basis points (2026 Notes) +80 basis points (2028 Notes) +92 basis points (2030 Notes) +107 basis points (2032 Notes) +117 basis points (2035 Notes) +135 basis points (2055 Notes)

Treasury Benchmark:

3.875% due May 31, 2027 (2026 Notes)

3.750% due May 15, 2028 (2028 Notes)

4.000% due May 31, 2030 (2030 Notes)

4.125% due May 31, 2032 (2032 Notes)

4.250% due May 15, 2035 (2035 Notes)

4.625% due February 15, 2055 (2055 Notes)

Treasury Yield:	3.954% (2026 Notes) 3.926% (2028 Notes) 4.019% (2030 Notes) 4.208% (2032 Notes) 4.420% (2035 Notes) 4.918% (2055 Notes)

Re-Offer Yield:	4.604% (2026 Notes) 4.726% (2028 Notes) 4.939% (2030 Notes) 5.278% (2032 Notes) 5.590% (2035 Notes) 6.268% (2055 Notes)

Coupon:	4.600% (2026 Notes) 4.700% (2028 Notes) 4.900% (2030 Notes) 5.250% (2032 Notes) 5.550% (2035 Notes) 6.250% (2055 Notes)

Interest Payment Dates:	Semi-annually on June 23 and December 23 of each year, commencing December 23, 2025

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering, together with any net proceeds from the Common Stock Offering and cash on hand, to fund a portion of the cash consideration payable under the Merger Agreement, and to pay fees and expenses associated with the foregoing. If the Transaction is not consummated on or prior to the Outside Date or, if on or prior to such date, the Issuer notifies the trustee in writing that the Merger Agreement is terminated, then, in either case, the Issuer intends to use the proceeds from the sale of the 2035 notes for general corporate purposes.

Optional Redemption:

Prior to December 23, 2026 (the 2026 Notes Maturity Date) in the case of the 2026 Notes, May 23, 2028 (1 month prior to the 2028 Notes Maturity Date) (the “2028 Par Call Date”) in the case of the 2028 Notes, May 23, 2030 (1 month prior to the 2030 Notes Maturity Date) (the “2030 Par Call Date”) in the case of the 2030 Notes, April 23, 2032 (2 months prior to the 2032 Notes Maturity Date) (the “2032 Par Call Date”) in the case of the 2032 Notes, March 23, 2035 (3 months prior to the 2035 Notes Maturity Date) (the “2035 Par Call Date”) in the case of the 2035 Notes or December 12, 2054 (6 months prior to the 2055 Notes Maturity Date) (the “2055 Par Call Date”) in the case of the 2055 Notes, the Issuer may redeem the notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series being redeemed discounted to the redemption date (assuming the notes of such series being redeemed matured, in the case of the 2026 Notes, on their maturity date, and in the case of each other series of notes, on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes—Optional Redemption”), plus 10 basis points, 15 basis points, 15 basis points, 20 basis points, 20 basis points or 25 basis points, in the case of the 2026 Notes, the 2028 Notes, the 2030 Notes, the 2032 Notes, the 2035 Notes or the 2055 Notes, respectively, less, (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the notes of such series being redeemed,

plus, in any case, accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the notes of such series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Special Mandatory Redemption:	If we do not consummate the Transaction on or prior to the later of: (x) March 10, 2026 (as such date may be extended in accordance with the Merger Agreement to June 10, 2026) and (y) the date that is five business days after any later date to which we and RSC may agree to extend the “Expiration Date” in the Merger Agreement (the “Outside Date”) or, if on or prior to such date, we notify the trustee in writing that the Merger Agreement is terminated, special mandatory redemption at 101% for the 2026 Notes, 2028 Notes, 2030 Notes, 2032 Notes and 2055 Notes.

CUSIP:	115236 AH4 (2026 Notes) 115236 AJ0 (2028 Notes) 115236 AK7 (2030 Notes) 115236 AL5 (2032 Notes) 115236 AM3 (2035 Notes) 115236 AN1 (2055 Notes)

ISIN:	US115236AH45 (2026 Notes) US115236AJ01 (2028 Notes) US115236AK73 (2030 Notes) US115236AL56 (2032 Notes) US115236AM30 (2035 Notes) US115236AN13 (2055 Notes)

Lead Book Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Additional Book Running Managers:	BMO Capital Markets Corp. Truist Securities, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC

Co-Manager:	Citizens JMP Securities, LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The Issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or J.P. Morgan Securities LLC collect at (212) 834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.